THE ASIA TIGERS FUND, INC.
345 PARK AVENUE
NEW YORK, NEW YORK 10154

June 26, 2009

Dear Stockholder:

As you may know, in an effort to enhance stockholder value and increase liquidity, The Asia Tigers Fund, Inc. (the “Fund”) obtained stockholder approval to adopt an “interval” fund structure which requires semi-annual repurchase offers of a percentage of the Fund’s outstanding shares.

In accordance with its “interval” status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund’s outstanding shares. The offer to repurchase is for cash at a price equal to the Fund’s net asset value as of the close of regular trading on the New York Stock Exchange on July 24, 2009, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Repurchase Offer”). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again in approximately six months to notify you of the next repurchase offer period.

The deadline for participating in the Repurchase Offer is July 17, 2009, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the July 17, 2009 deadline and July 24, 2009, the pricing date for the Repurchase Offer. The Fund has established a record date of June 19, 2009 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before July 31, 2009. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

The Fund’s common stock has at times traded at a premium to the Fund’s net asset value per share. It may not be in a stockholder’s interest to tender shares in connection with the Repurchase Offer if the Fund’s common stock is trading at a premium. The market price of the Fund’s common stock can and does fluctuate. Accordingly, on the Repurchase Pricing Date, the market price of the Fund’s common stock may be above or below the Fund’s net asset value per share.

As of June 19, 2009, the Fund’s net asset value per share was $15.77, and 4,011,992.9766 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis; however, the net asset value will be available daily for the five business days preceding the Repurchase Request Deadline (July 17, 2009). The Fund’s net asset value and the market price of the Fund’s common stock may be obtained by contacting Georgeson Inc., the Fund’s Information Agent, toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

Neither the Fund, the Investment Manager nor the Fund’s Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Inc. toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

Sincerely,

PRAKASH MELWANI
Director and President
THE ASIA TIGERS FUND, INC.